                                                                    Exhibit 3.51

                              CREDITOR'S AGREEMENT


The         is currently a significant creditor of Centennial Foods, Inc. (CFI).
                      understands that CFI has an asset purchase offer from Food Extrusion, Inc. (FEI) to purchase the physical assets of CFI. The purchase offer from FEI to CFI anticipates a two year time frame to complete the transaction and the provision of funds to distribute among CFI creditors.

To enable CFI to complete the Asset Purchase Agreement with FEI as described above, ________________ agrees to:

         1. Waive all debt service and interest payments until the buy-out transaction occurs between CFI and FEI.

         2. Accept a loan buy-down of to satisfy its current note and lien position. Upon delivery of the ____________________, _____________________ will release all security positions to CFI so that CFI can convey clear title to its assets to FEI.

          's obligations under this Creditor's Agreement are contingent upon the following:

         1 . The buy-out transaction must occur and the loan buy-down payment of must be made to ________________ on or before November 30, 1998.

         2. CFI's other creditors including: Beaverhead County, Ike Lynch, the Montana Department of Environmental Quality, Seafirst Bank, holders of Convertible Note, Harrington/Myers, Rural Electrification Administration (REA), and Idaho Forest Industries (IFI) all agree in writing to accept the distribution of assets from CFI shown under the "Proposed Amount" column of Exhibit A of this Agreement in full satisfaction of their creditors' claims against CFI. By this reference Exhibit A is made a part of this Agreement.


Agreed this       day of            , 19__.


                                                         _______________________